SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 5 2007
WASH, D.C.
203

CM

07001823

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35675

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Team Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6912 Owensmouth Avenue, Suite 210
(No. and Street)

Canoga Park, (City) CA (State) 91301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stan Brandenburg (818) 887-6445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stark Winter Schenkein & Co., LLP
(Name – *if individual, state last, first, middle name*)

3600 S. Yosemite, Suite 600, Denver, CO 80237
(Address) (City) (State) (Zip Code)

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, Stan Brandenburg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Team Securities Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MAGGIE ABICHAKER
Commission # 1657008
Notary Public — California
Los Angeles County
My Comm. Expires Apr 17, 2010

[signature]
Signature

President
Title

Maggie Abichaker 3/1/2007
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Team Securities Corporation

As of and for the Year Ended
December 31, 2006

Team Securities Corporation
Table of Contents

STARK • WINTER • SCHENKEIN

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Team Securities Corporation

We have audited the accompanying statement of financial condition of Team Securities Corporation at December 31, 2006, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Team Securities Corporation as of December 31, 2006, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stark Winter Schenkein & Co., LLP

Denver, Colorado
February 27, 2007

Team Securities Corporation
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$	7,560
Investment in mutual funds		6,585
Accounts receivable, non-customer		175
	$	14,320

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	5,056
		5,056
STOCKHOLDER'S EQUITY		
Common stock, no par value, 100,000 shares authorized, 100,000 issued and outstanding		10,000
Additional paid-in capital		181,024
Accumulated (deficit)		(181,760)
		9,264
	$	14,320

The accompanying notes are an integral part of these financial statements.

Team Securities Corporation
Statement of Operations
For The Year Ended December 31, 2006

REVENUES	
Brokerage commissions	$ 23,780
Unrealized gain/(loss)	1,768
Total revenues	25,548
EXPENSES	
Employee compensation	21,625
Office expenses	28,875
Professional fees	1,900
Total expenses	52,400
NET (LOSS)	$ (26,852)

The accompanying notes are an integral part of these financial statements.

Team Securities Corporation
Statement of Stockholder's Equity
For the Year Ended December 31, 2006

	Common Stock		Additional		Total
	Number of Shares	Amount	Paid-in Capital	Accumulated (Deficit)	Stockholder's Equity
Balance, December 31, 2005	100,000	$ 10,000	$ 176,024	$ (154,908)	$ 31,116
Capital contributed by shareholder	-	-	5,000	-	5,000
Net (loss)	-	-	-	(26,852)	(26,852)
Balance, December 31, 2006	100,000	$ 10,000	$ 181,024	$ (181,760)	$ 9,264

The accompanying notes are an integral part of these financial statements.

Team Securities Corporation
Statement of Cash Flows
Year Ended December 31, 2006

OPERATING ACTIVITIES		
Net (loss)	$	(26,852)
Adjustments to reconcile net income to net cash provided by operating activities:		
Allowance for bad debts		10,374
Unrealized loss		1,768
Changes in:		
Accounts receivable		785
Accounts payable and accrued expenses		4,108
Net cash provided by operating activities		(9,817)
INVESTING ACTIVITIES		
Investment in mutual funds		10,464
Net cash (used in) investing activities		10,464
FINANCING ACTIVITIES		
Contribution of capital		5,000
Net cash provided by financing activities		5,000
NET INCREASE IN CASH		5,647
CASH AT BEGINNING OF YEAR		1,913
CASH AT END OF YEAR	$	7,560

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of significant accounting policies

Organization

Team Securities Corporation (the Company), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated on February 11, 1986. The Company, in connection with its activities as a broker-dealer, holds no funds and/or securities for customers and, accordingly, is exempt from certain provisions under the Securities Exchange Act.

Investment in Mutual Funds

The Investment in Mutual Funds represents securities available for sale, consisting of securities not classified as trading securities or as securities to be held to maturity.

Because the Company is in a specialized industry, the investment is recorded at market value and any unrealized holding gains or losses on securities available for sale are reported as a net amount in the statement of operations.

During the year ended December 31, 2006, the Company reported unrealized gains of $1,768.

Securities Transactions

Proprietary securities transactions, commission revenue and related party expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker/dealer for transactions executed but not yet settled.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Income Taxes

The Company and its stockholders have elected to be taxed as an S Corporation for income tax purposes. Under such election, the Company is not subject to corporate

income taxes. Instead, the stockholders are liable for income taxes on their proportionate shares of the Company's taxable income.

Note 2 – Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $8,101, which was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 62% at December 31, 2006.

Note 3 – Reserve Requirements

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

Note 4 – Commitments

The Company is committed under an operating lease for premises with a company related through common control. The lease expired December 31, 2001, and is continuing on a month-to-month lease. Rent paid under this lease for the year ended December 31, 2006, was $8,500.

Team Securities Corporation
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2006

Stockholder's equity per Statement of Financial Condition		$	9,264
Less:	Total nonallowable assets		(175)
	Haircut of marketable securities		(988)
Net Capital		$	8,101
Aggregate indebtedness - items included in financial statements		$	5,056
Basic net capital requirement		$	5,000
Excess net capital		$	3,101
Ratio aggregate indebtedness to net capital			62%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2006:		$	8,101

Team Securities Corporation
Schedule III - Computation For Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2006

Team Securities Corporation relies on Section K (2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of these rules.

STARK • WINTER • SCHENKEIN

To the Board of Directors of
Team Securities Corporation

In planning and performing the audit of the financial statements and supplemental schedule of Team Securities Corporation (the Company), for the year ended December 31, 2006, we consider its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17-a (5)(g) in the following: making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

STARK • WINTER • SCHENKEIN & CO., LLP • *Certified Public Accountants • Financial Consultants*

3600 SOUTH YOSEMITE STREET • SUITE 600 • DENVER, COLORADO 80231
PHONE: 303.694.6700 • FAX: 303.694.6761 • TOLL FREE: 888.766.3985 • WWW.SWSCPAS.COM
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practice and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Stark Winter Schenkein & Co., LLP

Denver, Colorado
February 27, 2007

END